December 21, 2018

Kay C. Neely
Chief Financial Officer
Carter Validus Mission Critical REIT II, Inc.
4890 West Kennedy Blvd.
Suite 650
Tampa, Florida 33609

       Re: Carter Validus Mission Critical REIT II, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 21, 2018
           File No. 000-55435

Dear Ms. Neely:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities.
Share Repurchase Program, page 49

1. We note your disclosure that the purchase price for shares repurchased under your share repurchase program is 100.0% of the most recent estimated value. Please revise your disclosure in future filings to clarify what is meant by "the most recent estimated value".
       In that regard, it is unclear whether the "most recent estimated value" is meant to refer to net asset value, the most recently determined offering price, or some other amount.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kay C. Neely
Carter Validus Mission Critical REIT II, Inc.
December 21, 2018
Page 2

      You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or Robert Telewicz,
Accounting Branch Chief, at 202-551-3438 with any questions.



                                                        Sincerely,
FirstName LastNameKay C. Neely
                                                        Division of Corporation
Finance
Comapany NameCarter Validus Mission Critical REIT II, Inc.
                                                        Office of Real Estate
and
December 21, 2018 Page 2                                Commodities
FirstName LastName